Exhibit 99.6

April 13, 2018

Board of Directors

Members Mutual Holding Company

8700 W. Bryn Mawr Ave.

Chicago, IL 60631

Members of the Board:

At your request, we hereby provide an opinion of the economic value of the subscription rights to be received by eligible policyholders of Members Mutual Holding Company (“MMHC” or the “Company”) to purchase the common stock of Vericity, Inc. (the “Issuer”). Pursuant to a Draft Plan of Conversion dated November 30, 2016 (the “Plan”) which was subsequently withdrawn and is expected to be updated and adopted in connection with the conversion described in Boenning’s Appraisal dated April 11, 2018, the Issuer will issue its common stock to the public. In accordance with the Plan, the Issuer will offer its newly issued shares of common stock for sale in a subscription offering to eligible policyholders of MMHC, among others. Any shares of common stock not sold in the subscription offering may be offered for sale to certain Standby Purchasers as defined in the Plan.

It is the opinion of Boenning & Scattergood, Inc. that the subscription rights to be received by eligible policyholders of MMHC to purchase shares of common stock of the Issuer, pursuant to the Plan, will not have any economic value at the time of distribution or at the time the rights are exercised in the subscription offering.

Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are nontransferable, nonnegotiable and of short duration, and provide the recipient with the right only to purchase shares of common stock of the Issuer in the subscription offering at a price that is equal to the estimated pro forma market value of the converted Company, which will be the same price at which any unsubscribed shares will be sold to Standby Purchasers.

Sincerely,

BOENNING & SCATTERGOOD, INC.

4 Tower Bridge  •  200 Barr Harbor Drive  •  Suite 300  •  West Conshohocken  •  PA  19428-2979

Phone (610) 832-1212  •  Toll Free (800) 883-1212  •  Fax (610) 832-5301

www.boenninginc.com  •  Member FINRA/ SIPC